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                                                              EXHIBIT 99.(d)(10)

                              AMENDMENT NUMBER ONE
                                     TO THE
                           GEORGIA-PACIFIC CORPORATION
                           LONG-TERM APPRECIATION PLAN

                  WHEREAS, pursuant to Section 8.1 of the Georgia-Pacific Long-Term Appreciation Plan (the "Plan"), the Company has the right to amend the Plan; and

                  WHEREAS, at its January 31, 2003 meeting, the Board delegated to its Compensation Committee (the "Committee") the authority to approve amendments to the Plan as necessary or appropriate to effectuate a program to offer employees an opportunity to exchange outstanding SARs under the Plan for a lesser number of SARs at a more favorable Grant Value, for the purpose of motivating and retaining employees;

                  NOW, THEREFORE, the Committee hereby amends the Plan as follows, subject to and effective as of the date of shareholder approval:

         1.       Section 8(b) of the Plan is amended to read as follows:

                  "(b) SARs Previously Granted. At any time and from time to time, the Company may amend, modify or terminate any outstanding SAR without approval of the Participant; provided, however, that no such amendment, modification or termination shall, without the Participant's consent, reduce the number of SAR Units or increase the Grant Value for any SAR Units except as provided in Section 6(i) and Section 9. Notwithstanding the foregoing, the Company may effect a one-time exchange offer to be commenced in the discretion of the Company no sooner than May 6, 2003 and no later than the 2004 annual meeting of the Company's shareholders, upon the terms and conditions described in the Company's proxy statement for the 2003 annual meeting of the Company's shareholders and in a Schedule TO to be filed with the Securities and Exchange Commission on or about May 6, 2003, as the same may be amended."